Exhibit 12.1

ACTAVIS PLC

STATEMENT REGARDING COMPUTATION OF RATIO OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(DOLLARS IN MILLIONS)

	Year ended December 31,
	2014	2013	2012	2011	2010
Fixed Charges(1):
Interest expensed and capitalized (includes amortization of deferred financing costs)	411.8	239.8	111.6	69.0	68.7
Interest portion of rent expense(2)	21.9	16.0	10.6	7.2	5.0

Total fixed charges	433.7	255.8	122.2	76.2	73.7

Earnings:
Pretax income (loss) from continuing operations less equity income(3)	(1,712.1)	(638.4)	245.1	456.0	250.6
Fixed charges	433.7	255.8	122.2	76.2	73.7
Total earnings available for fixed charges	(1,278.4)	(382.6)	367.3	532.2	324.3
Ratio of earnings to fixed charges	—	—	3.0	7.0	4.4

Deficiency of earnings to fixed charges(4)	(2.9)	(1.5)	—	—	—

Ratio of earnings to combined fixed charges and preferred share dividends(5):	—	—	3.0	7.0	4.4

(1)	Actavis plc’s (“Actavis”) fixed charges do not include any dividend requirements with respect to preferred shares because Actavis did not make any preferred share dividend payments during the periods indicated and has not made any dividend payments since its initial public offering in February 1993.

(2)	Rents included in the computation consist of one-third of rental expense, which Actavis believes to be a conservative estimate of an interest factor in its leases, which are not material.

(3)	Actavis’ ratio of earnings to fixed charges and preferred share dividends differs from Warner Chilcott Limited’s (“Warner Chilcott”) ratio of earnings to fixed charges and preferred share dividends in that pretax income for Warner Chilcott was $70 million for the year ended December 31, 2014 and $25 million for the year ended December 31, 2013; and, as a result Warner Chilcot had a deficiency of earnings to fixed charges of (2.8) for the year ended December 31, 2014 and (1.4) for the year ended December 31, 2013.

(4)	The ratio coverage in 2014 and 2013 for each of Actavis and Warner Chilcott was less than 1:1. Actavis would have needed to generate additional earnings of $1,712.1 and $638.4, respectively, to achieve a coverage ratio of 1:1. Warner Chilcott would have needed to generate additional earnings of $1,642.1 and $613.4, respectively, to achieve a coverage ratio of 1:1.

(5)	Actavis did not make any preferred share dividend payments during the periods indicated and has not made any dividend payments since its initial public offering in February 1993; therefore, the ratio of earnings to combined fixed charges and preferred share dividends is the same as the ratio of earnings to fixed charges. See Actavis’ reports on file with the SEC pursuant to the Exchange Act under “Where You Can Find More Information” for more information.